Mail Stop 3561

June 19, 2007

Dr. Marcus Schenck
Chief Financial Officer
E.ON AG
E.ON-Platz 1, D-40479
Düsseldorf, Germany

> **RE: E.ON AG**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed March 7, 2007**
> **File No. 001-14688**

Dear Dr. Schenck:

We have reviewed your filing and have the following comment. We have limited our review to the issue we have addressed in our comment and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 18. Financial Statements

Consolidated Statements of Cash Flows, page F-5

1.   Please tell us how you classify proceeds from the sale of discontinued operations discussed in Note 4 and the basis in GAAP for such classification. If proceeds are included in cash provided by (used for) investing activities of continuing

operations, explain the facts and circumstances that result in a classification other than discontinued operations on a basis consistent with the classification of gains and losses on sale of discontinued operations in the statements of income.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief